Exhibit 99.1

Pointer Telocation to Present at the 20th Annual Rodman & Renshaw Global Investment Conference on September 5th, 2018

Rosh HaAyin, Israel, August 27, 2018. Pointer Telocation Ltd. (Nasdaq: PNTR; TASE: PNTR) – a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that its Chief Executive Officer, David Mahlab, will present at the 20th Annual Rodman & Renshaw Global Investment Conference, sponsored by H.C. Wainwright & Co., LLC, in New York on September 5th, 2018.

Mr. Mahlab will provide an overview of the Company’s business during the live presentation at 5:30 pm Eastern Time and will be available for one-on-one meetings with registered investors on September 5th and September 6th, 2018.

The presentation will be webcast live. To access the webcast, please visit www.pointer.com. The webcast replay will be available for 90 days following the live presentation.

The 20th Annual Rodman & Renshaw Global Investment Conference will be held at the St. Regis New York Hotel in New York, September 4-6, 2018. To attend please contact your representative at Rodman & Renshaw.

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data, converting it into valuable information for Pointer’s customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitability.

For more information, please visit http://www.pointer.com, the content of which does not form a part of this press release.

Company Contact:	Investor Relations Contact at Hayden IR, LLC:
Yaniv Dorani, CFO	Brett Maas
Tel: +972-3-5723111	Tel: +1-646-536-7331
E-mail: yanivd@pointer.com	E-mail: brett@haydenir.com

David Fore
Tel: +1-206-395-2711
E-mail: dave@haydenir.com